

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2013

<u>Via E-Mail</u>
Yisrael Meir Fromer
Chief Executive Officer
Lollipop Corporation
15500 SW Jay St. #81704
Beaverton, OR 97006

      Re: Lollipop Corporation
              Registration Statement on Form S-1
              Filed January 17, 2013
              File No. 333-186069

Dear Mr. Fromer:

Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Specifically, the report of your independent accounting firm does not appear to provide an opinion with regard to all periods for which financial statements are presented. In that regard, we note that the report only provides an opinion on "the financial position . . . as of December 31, 2012, and the results of its operations and cash flows for the <u>year</u> described above" [emphasis added].

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall

cc: <u>Via E-Mail</u>
        Jonathan D. Strum, Esq.